Filed by Circle Acquisition Public Limited Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Companies:
Circle Internet Financial Limited
Concord Acquisition Corp
(Commission File No. 001-39770)

Evolving USDC Reserves to 100% Cash and Short Duration US Treasuries

Extraordinary growth in adoption of dollar digital currencies (aka. “stablecoins”) has rapidly brought the attention of mainstream market participants, posing broad questions about the role they can play in the advancement of commerce and economic activity.

Having graduated from early narrow use cases, digital currencies are becoming increasingly accepted as part of our national and global financial market infrastructure. At Circle we are seeing rapidly growing interest in digital currency by leading global payment networks, internet-scale commerce and digital media companies, and a broad range of fintechs and other financial institutions.

This growth has rightly brought significant federal regulatory attention, as regulators consider the implications of digital currencies growing from $100 billion to potentially supporting trillions in economic activity in the coming years.

Since inception, USDC reserves have been bound by the permissible investment rules under state money transmission regulations, which is how Circle is regulated today. These rules, together with the more conservative reserve management standards of the Centre Consortium (a partnership between Circle and Coinbase that provides standards for stablecoins), protect consumers and ensure 1:1 dollar liquidity for USDC at all times. Moreover, we recently announced our intention to become a full-reserve national digital currency bank, committed to operating under the supervision and risk management requirements of the Federal Reserve, U.S. Treasury, OCC, and the FDIC, while continuing to lead and innovate in the application of digital currency and new blockchain-based financial market infrastructure.

Given our commitment to maintaining high standards, which in some cases go beyond those required by our regulators, we will, effective in September, hold all USDC reserves in cash and short-duration US government treasuries, which will be visible in our September attestation.

The national dialogue around dollar digital currencies is rapidly evolving, and we are encouraged by the work of policy makers and federal agencies to understand the opportunities presented by this breakthrough technology. As industry and government work together on the appropriate future supervisory standards, we are committed to maintaining or exceeding those standards, driving innovation, and building reliable, trusted, secure and compliant infrastructure for dollars on the internet.

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Important Information and Where to Find It

In connection with the proposed transaction between Circle Internet Financial Limited (“Circle”) and Concord Acquisition Corp (“Concord”), Circle Acquisition Public Limited Company (the “Company”) has filed a Registration Statement on Form S-4 with the SEC, which includes a proxy statement of Concord in connection with Concord’s solicitation of proxies for the vote by Concord’s shareholders with respect to the proposed transaction and a prospectus of Circle. Concord also will file other documents regarding the proposed transaction with the SEC.  This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement and the proxy statement/prospectus, each which have not yet become effective and the information contained therein is subject to change, together with all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.  Investors and security holders will be able to obtain free copies of the registration statement proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Circle and Concord through the website maintained by the SEC at www.sec.gov or by directing a request to: Concord Acquisition Corp, 477 Madison Avenue, 22nd Floor, New York, NY 10022.

Participants in the Solicitation

Concord, Circle and the Company and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Concord is set forth in Concord’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on May 20, 2021. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the proposed transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Circle’s intention to hold all USDC reserves in cash and short-duration US government treasuries, Circle’s intention to become a full-reserve national commercial bank, potential benefits of full-reserve banking built on digital currency technology, expectations regarding the growth of USDC and other stablecoins, and plans to work with regulatory bodies. These statements are based on various assumptions and on the current expectations of Concord’s and Circle’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Concord and Circle. These forward looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions; applicable taxes, inflation, interest rates and the regulatory environment in which Circle operates; and the outcome of legal proceedings or other disputes to which Circle, Concord and/or the Company is or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Concord, Circle and the Company presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Concord’s and Circle’s expectations, plans or forecasts of future events and views as of the date of this communication. Concord and Circle anticipate that subsequent events and developments will cause their assessments to change. However, while Concord and Circle may elect to update these forward-looking statements at some point in the future, Concord and Circle specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Concord’s or Circle’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.